Summary of updates made on 27 October 2022:

- In Schedule A,
    - 1 Principal was added (Taichi Takahashi)
    - 2 Principals were removed (David Chin and Thomas Naratil; as they are no longer Principals)
    - For 2 Principals (David Howe Kelly and Paul Daniel Ritchie) who were already included in Schedule A before – since their NFA IDs are now active, we populated the NFA ID field in Schedule A for these 2 Principals
    - Principal Iqbal Khan's title was updated
- In Schedule B Section II,
    - The previously noted Chief Financial Officer (CFO) was updated with the current CFO, in relation to Item 14
    - A few more organizations were added, in relation to Item 13B
- In Schedule F Section II, a few more regulators were added, in relation to Item 17
- We also attached an updated UBS AG 7-R